Exhibit 99.14

Announcement from Baan Company N.V. (in liquidation)

Status of objection filed with the Arnhem District Court against the report of the liquidator, the liquidation balance sheet and plan of distribution

The undersigned acting in its capacity of liquidator of Baan Company N.V. in liquidation (the Company) hereby makes the following announcement in relation to the ongoing liquidation of the Company.

On 23 August 2010 the Court of Appeal of Arnhem confirmed the decision of 17 March 2010 rendered by the Arnhem Court and rejected the objections that had been filed against the plan of distribution filed by the liquidator. The objector may still appeal the decision of the Court of Appeal to the Dutch Supreme Court. The period for filing such appeal is 3 months.

The liquidator of Baan has filed an application with the Arnhem Court for permission to make a preliminary distribution to the shareholders of Baan of €2.50 per share notwithstanding the possibility that the 23 August 2010 decision of the Court of Appeal could be subjected to review by the Dutch Supreme Court. The hearing on the application of the liquidator is currently scheduled for 6 September 2010. Assuming the liquidator’s request will be granted, the liquidator would expect to distribute €2.50 per share before the end of October 2010. The timing of payment of the balance of the liquidation payment (i.e. €0.35 per share) will depend on whether the decision of the Court of Appeal is subjected to review and the outcome of that process.

Invensys Administratie B.V.

Baarnsche dijk 10

3741 LL Baarn

Links

http://www.invensys.com/baan

Note for the editor

For further information

Name: Steve Devany

Title: Head of Corporate Communications

Tel: + 44 (0) 203 155 1301

Email: steve.devany@invensys.com

Date: 25 August 2010